UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

SAFE BULKERS, INC.
(Translation of registrant’s name into English)

Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F   o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   o           No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

Press Release dated March 9, 2017: Safe Bulkers, Inc. Commences Exchange Offer for Any and All Outstanding 8.00% Series B Cumulative Redeemable Perpetual Preferred Shares

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2017

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Commences Exchange Offer for Any and All Outstanding 8.00% Series B Cumulative Redeemable Perpetual Preferred Shares

Monaco – March 9, 2017 — Safe Bulkers, Inc. (“Safe Bulkers”, the “Company”, or “we”) (NYSE: SB) today announced the commencement of an exchange offer (the “Exchange Offer”) for any and all of its outstanding 8.00% Series B Cumulative Redeemable Perpetual Preferred Shares (the “Series B Preferred Shares”).

Holders who elect to exchange their Series B Preferred Shares in the Exchange Offer will receive, for each such Series B Preferred Share, (i) $22.50 in cash and (ii) 2.0 newly issued shares of common stock, par value $0.001 per share, of Safe Bulkers (the “Common Stock”).

The Exchange Offer is scheduled to expire at 11:59 p.m., New York City time, on April 5, 2017, and is expected to settle on or about April 7, 2017, in each case, unless the Exchange Offer is extended or terminated. Series B Preferred Shares must be validly tendered prior to the expiration of the Exchange Offer in order to participate in the Exchange Offer, and tendered Series B Preferred Shares may be withdrawn at any time prior to the expiration of the Exchange Offer.

The Exchange Offer is being made pursuant to an Offer to Exchange (the “Offer to Exchange”) and related documents, each dated March 9, 2017. The completion of the Exchange Offer is subject to the satisfaction or waiver of conditions described in the Offer to Exchange.  Subject to applicable law, Safe Bulkers, in its sole discretion, may waive the conditions applicable to the Exchange Offer, or extend, terminate or otherwise amend the Exchange Offer.

The issuance of Common Stock as consideration for the Series B Preferred Shares exchanged and accepted in the Exchange Offer will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on an exemption from registration thereunder. The Common Stock received by an exchanging holder will be listed on the New York Stock Exchange and freely tradable under U.S. securities laws, unless such holder is considered an “affiliate” of ours, as that term is defined in the Securities Act.

Series B Preferred Shares validly tendered, not properly withdrawn and accepted by Safe Bulkers for exchange pursuant to the Exchange Offer will be delivered to American Stock Transfer & Trust Company, LLC, the Exchange Agent for the Exchange Offer, and will be retired and cancelled.

This press release is not an offer to exchange, or a solicitation of an offer to exchange, any Series B Preferred Shares. The Exchange Offer is being made only on the terms and subject to the conditions described in the Offer to Exchange and related documents, which will be distributed to holders of Series B Preferred Shares. Holders are advised to read such documents because they contain important information about the Exchange Offer. Copies of the Offer to Exchange and related documents will be filed with the Securities and Exchange Commission (the “SEC”) as exhibits to a Schedule TO and will be available free of charge at the SEC’s web site at www.sec.gov.

Holders of Series B Preferred Shares may address questions about the Exchange Offer or make requests for copies of the Offer to Exchange and related documents free of charge to D.F. King, the information agent for the Exchange Offer, by calling (800) 370-1749.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s Common Stock, Series B Preferred stock, Series C Preferred stock and Series D Preferred stock are listed on the NYSE, where they trade under the symbols “SB”, “SB.PR.B”, “SB.PR.C” and “SB.PR.D”, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act and in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States, the success of the Exchange Offer and other factors listed from time to time in the Company’s filings with the SEC. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President

Safe Bulkers, Inc.

Tel.: +30 2 111 888 400

        +357 25 887 200

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com